(212) 318-6054

vadimavdeychik@paulhastings.com

June 15, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc. (the “Fund”)

Registration Statement on Form N-2

File No.: 811-08476

Ladies and Gentlemen:

On behalf of the Fund, transmitted herewith is a copy of the Fund’s Registration Statement on Form N-2 for filing under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “Registration Statement”).

The Registration Statement is for the shelf registration of shares of the Fund’s common stock or preferred stock, including subscription rights to purchase common stock or preferred stock, in an amount not to exceed $400 million. Please note that we intend to submit a request for acceleration of effectiveness once you have completed your review and open comments have been resolved.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP